PHL Variable Insurance Company One American Row Hartford, CT 06102

December 15, 2010

Min S. Oh, Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

VIA EDGAR

RE:	PHL Variable Insurance Company:
Phoenix Guaranteed Income Edge (Eqis Capital Management, Inc. (“Eqis”))
Pre-effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-164872

Dear Mr. Oh:

Below please find our responses to the staff’s follow-up oral comments received on November 18, 2010 regarding the captioned Pre-effective Amendment. The changes described below are reflected in the draft prospectus filed here and also within Pre-effective Amendment No. 2 to the Registration Statement. In addition, we have updated the disclosure contained in the section of the prospectus entitled “Distribution Arrangements” to describe certain expenses the registrant and principal underwriter may incur in connection with providing training and education related to the security offered by the prospectus. Finally, we have made certain nonmaterial improvements to disclosure to correct typographical errors and achieve consistency, both within the subject prospectus and as compared to the prospectuses contained in related registration statements on Form S-1 for the registrant’s Phoenix Guaranteed Income Edge (Portfolio Design Advisors (“PDA”), registration statement on Form S-1 (File No. 333-164778); The Institute for Wealth Management, LLC (“The Institute”), registration statement on Form S-1 (File No. 333-168357); and J.P. Turner & Company Capital Management, LLC (“JPTCM”), registration statement on Form S-1 (File No. 333-168963 )).

Min S. Oh

Securities and Exchange Commission

1.	In follow-up to comment 1b provided on September 24, 2010 to Pre-effective Amendment No. 1:

In the penultimate paragraph of the introductory section of the “Summary” on page 5, add disclosure explaining the difference between Withdrawals taken prior to the Retirement Income Date, which will always be considered “Excess Withdrawals,” and Withdrawals taken on and after the Retirement Income Date.

RESPONSE: We have revised the disclosure in the penultimate paragraph of the introductory section of the “Summary” on page 5 of the prospectus and in the section entitled “4. Additional fees Related to your Eqis Capital Wrap-Fee Program and the Funds Held in your Account” beginning on page 9 of the prospectus as requested. We have also added disclosure explaining that the fees deducted from the Account above the specified percentage will be Withdrawals that can negatively affect the Income Edge or cause it to terminate. Additionally, we have revised the last sentence of the carryover paragraph at the top of page 10 to clarify that the Financial Advisor Fee would be deducted in the absence of the program and the Guaranteed Income Edge while the Financial Advisor provides advice regarding the Account. We note that these revisions are intended to achieve consistency among the several related registration statements.

2.	In follow-up to comment 1e provided on September 24, 2010 to Pre-effective Amendment No. 1:

Regarding the section entitled “4. Additional Fees Related to your Eqis Capital Wrap-Fee Program and the Funds Held in your Account, revise the last full paragraph at the bottom of p. 9 to clarify that the Custodian Fee would be charged for your Account even in the absence of the Income Edge Fee and the Eqis Capital Wrap- Fee Program Fee and eliminate redundancy.

RESPONSE: We have revised as requested.

3.	Also, revise the third full sentence on p. 10 (beginning “The Financial Advisor Fee is the fee. . .”) to clarify that the Custodian Fee would be charged for your Account even in the absence of the Income Edge Fee and the Eqis Capital Wrap- Fee Program Fee.

RESPONSE: We have revised by adding the requested disclosure as the final sentence of the carry over paragraph at the top of page 10.

4.	In follow-up to comment 5 provided on September 24, 2010 to Pre-effective Amendment No. 1: The three sentences added to the diamond point on page 13 should be added to the prospectus in the related registration statement filed for PDA.

RESPONSE: We have revised as requested.

Min S. Oh

Securities and Exchange Commission

5.	In follow-up to comment 9 provided on September 24, 2010 to Pre-effective Amendment No. 1: The phrase “no longer in compliance” appears twice in the bullet point under “Non-Compliance with Investment Limitations.” Revise the disclosure in the prospectus in the related registration statement filed for PDA for consistency.

RESPONSE: We have revised as requested.

6.	The filing of relevant financial statements and applicable consents by pre-effective amendment is subject to further review.

RESPONSE: We hereby confirm that we have filed the relevant financial statements and applicable consents in Pre-effective Amendment No. 2 to the Registration Statement on Form S-1.

7.	Confirm or revise the reference to “Certificate Anniversary” at the end of page 48.

RESPONSE: We have reviewed the pertinent references on page 48 and the corresponding disclosure in the “Table of Cross References” on page 49 and have revised to use the term “Certificate Anniversary Date” consistently.

8.	In response to written comment number 14, dated September 24, 2010 to Pre-effective Amendment No. 1, regarding confirmation of accuracy of Exhibit 1(a) and (b), the registrant stated, “. . .(E)xhibits 1(a) and 1(b), respectively, will be replaced in a pre-effective amendment by a new principal underwriting agreement between PHL Variable Insurance Company and 1851 Securities, Inc. . . .” That this response is subject to further review.

RESPONSE: We hereby confirm that we have incorporated by reference to the subject agreement, filed as Exhibit 1 to Pre-effective Amendment No. 1 on Form S-1 (File No. 333-168357), filed via EDGAR on November 1, 2010.

9.	In response to written comment number 16, dated September 24, 2010 to Pre-effective Amendment No. 1, the registrant stated, “PHL Variable will file any financial statements, exhibits, and any other required disclosure not included in the Registration Statement by pre-effective amendment to the Registration Statement, which pre-effective amendment PHL Variable intends to file following the release of our next quarterly report to the SEC on Form 10-Q.” This response is subject to further review.

RESPONSE: We hereby confirm that all noted material was filed in Pre-effective Amendment No. 2 to the Registration Statement on Form S-1.

10.	In response to staff written comment number 17, dated September 24, 2010 to Pre-effective Amendment No. 1 (required representations), the registrant stated, “PHL Variable intends to provide all required representations at the time registrant requests acceleration of the effective date of the registration statement.” This response is subject to further review.

RESPONSE: We hereby confirm that the required representations were provided along with Pre-effective Amendment No. 2 to the Registration Statement on Form S-1.

Min S. Oh

Securities and Exchange Commission

Please feel free to contact me at 860.403.6486 with any questions regarding this filing.

Sincerely,

/s/Mary K. Johnson
Mary K. Johnson
Counsel
Phoenix Life Insurance Company